UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-53016
CUSIP NUMBER:  31430A 102

(Check One):  Form 10-K [ ]  Form 20-F [ ]  Form 11-K [ ]
Form 10-Q [X]  Form 10-D [ ]   Form N-SAR [ ]   Form N-CSR [ ]

For Period Ended:  March 31, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Feigeda Electronic Technology, Inc.
Full Name of Registrant

N/A
Former Name if Applicable:

Building 66, Longwangmiao Industrial Park, Baishixia , Fuyong Street, Bao’an District,
Address of Principal Executive Office (Street and Number)

Shenzhen City, Guangdong Province, People’s Republic of China  518102
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant’s Quarterly Report on Form 10-Q for the three months ended March 31, 2011 cannot be filed within the prescribed time period due to the Registrant’s dismissal of its independent auditor, Crowe Horwath LLP, on April 19, 2011.

As previously reported by the Registrant, on April 21, 2011, the Registrant’s former auditor, MaloneBailey LLP, advised the Registrant that it can no longer support its opinion dated December 22, 2009 on the consolidated financial statements of Immense Fortune Holdings Limited (“Immense Fortune”) as of and for the year ended December 31, 2009 included in the Form 8-K/A filed with the SEC on February 25, 2011.   MaloneBailey informed the Company that the withdrawal of its opinion is due to potential accounting errors and irregularities in such financial statements that it was not able to fully investigate due to the Company’s failure to cooperate with MaloneBailey in such investigation.

The Registrant will file its Quarterly Report on Form 10-Q for the three months ended March 31, 2011 as soon as it is able; however, the Registrant is not able to provide a reasonable estimate as to such filing at this time, which will not occur within the fifth calendar day after the prescribed due date for such report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Zuxi Wu	86	755-27759072
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [  ]  No [X]
The Registrant has not filed all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months. The Registrant has not filed its Annual Report on Form 10-K for the year ended December 31, 2010.  As indicated in “Part III—Narrative”, above, MaloneBailey, on April 21, 2011, advised the Registrant that it can no longer support its opinion dated December 22, 2009 on the consolidated financial statements of Immense Fortune Holdings Limited (“Immense Fortune”) as of and for the year ended December 31, 2009 included in the Form 8-K/A filed with the SEC on February 25, 2011.   MaloneBailey informed the Company that the withdrawal of its opinion is due to potential accounting errors and irregularities in such financial statements that it was not able to fully investigate due to the Company’s failure to cooperate with MaloneBailey in such investigation.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X]  No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
           The Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the three months ended March 31, 2011 as compared to the three months ended March 31, 2010 because, as indicated above in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Registrant is unable to prepare and review the financial statements to be contained in its Quarterly Report on Form 10-Q for the three months ended March 31, 2011 due to the dismissal of Crowe Horwath LLP as its independent registered auditor, and the allegations by former independent auditor MaloneBailey on April 21, 2011 which could indicate a material error in previously issued financial statements.  As such, the Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the three months ended March 31, 2011 as compared the three months ended March 31, 2010.

Feigeda Electronic Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2011	By: /s/ Zuxi Wu
Name: Zuxi Wu
Title: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).